SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

NTS-Properties VII, LTD.
(Name of Subject Company)

NTS-Properties VII, LTD.
(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E506
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner
of
NTS-PROPERTIES ASSOCIATES VII
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

|_|	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     (a)   The name of the subject company is NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

     (b)   The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of the date of this filing, the Partnership had 552,241 outstanding Interests held by 866 holders of record.

Item 2. Identity and Background of Filing Person.

     (a)   The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (d)   This Schedule 14D-9 relates to a notice sent to limited partners of the Partnership (the "Third-Party Offer to Purchase") by Peachtree Partners (the "Purchaser") offering to purchase Interests at a price of $6.25 per Interest (the "Third-Party Offer").

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Information contained in Section 11 of the Offer to Purchase dated May 10, 2002 (the "ORIG Offer to Purchase") by ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership ("ORIG"), included as an exhibit to a Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002, is incorporated herein by this reference.

Item 4. The Solicitation or Recommendation.

     (a)-(b)   Information contained in the "Notice to Investors dated September 10, 2002" and included as Exhibit (a)(1)(ii) hereto is incorporated herein by this reference.

     (c)   Neither the Partnership, NTS-Properties Associates VII, the Partnership's general partner (the "General Partner"), nor any affiliates of the Partnership or the General Partner intends to tender any Interests pursuant to the Third-Party Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)   None.

Item 6. Interest in Securities of the Subject Company.

     (b)   Information contained in Section 13 of the ORIG Offer to Purchase is incorporated herein by this reference.

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Item 7. Purpose of the Transaction and Plans or Proposals.

     (d)(1)   Information contained in Section 1 of the ORIG Offer to Purchase is incorporated herein by this reference.

     (d)(2)   Not Applicable.

Item 8. Additional Information.

     (b)   None.

Item 9. Material to be Filed as Exhibits.

(a)(1)(i)	Offer to Purchase dated May 10, 2002 (Incorporated by reference to
Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and
Brian F. Lavin on May 10, 2002).

(a)(1)(ii)	Notice to Limited Partners dated September 10, 2002.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(e)	Section 11 of the ORIG Offer to Purchase dated May 10, 2002
(Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

(g)	None.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 10, 2002	NTS-PROPERTIES VII, LTD., a Florida
limited partnership

By:	NTS-PROPERTIES ASSOCIATES VII

By:	/s/ J.D. Nichols

J.D. Nichols, Managing General Partner

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EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 10, 2002 (Incorporated by reference to
Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and
Brian F. Lavin on May 10, 2002).

(a)(1)(ii)	Notice to Limited Partners dated September 10, 2002.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(e)	Section 11 of the ORIG Offer to Purchase dated May 10, 2002
(Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

(g)	None.

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